Mail Stop 6010



	January 20, 2006


Steven Cozine
Director and Chief Executive Officer
Zandaria Ventures Inc.
535 Thurlow Street, Suite 600
Vancouver, British Columbia
Canada V6E 3C2

Re:	Zandaria Ventures Inc.
	Amendment No. 3 to Registration Statement on Form SB-2
      Filed January 3, 2006
	File No. 333-127389

Dear Mr. Cozine:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary Financial Information, page 6

1. The amount presented here as total assets does not reconcile to the total assets shown on the September 30, 2005 balance sheet on page 33. Please revise.

Plan of Operations, page 20

2. We note your disclosure in the second paragraph that you "plan to commence the phase one exploration program on the Chip claims in the spring of 2005" and that "the program should take approximately up to a one month to complete." Given your disclosure in the last sentence of the prior paragraph that "[t]o date, we have not commenced exploration of the Chip claims," please update your disclosure with respect to your progress and ensure that you provided consistent disclosure throughout your prospectus in this regard.

Report of the Independent Registered Public Accounting Firm, page
24

3. It appears that in this Form SB-2/A, you have switched the placement of the report of your independent registered public accounting firm and the consent of your independent registered public accounting firm. Please note that the report of the independent registered public accounting firm should be presented immediately prior to the audited financial statements and not as an exhibit to the Form SB-2/A. The consent of the independent registered public accounting firm should be presented as an exhibit to the Form SB-2/A.
Please revise your filing to correct the placement of these reports.

4. Please note that the audited periods presented in the filing will be modified as a result of our comment below. As appropriate, please revise the audit report to ensure that it covers each period for which audited financial statements are required.

Financial Statements, page 25

5. Please refer to prior comment 9.  We note in the prior Form SB-
2
and from your disclosure on page 6 that your fiscal year ends on March 31. However, in this amendment, you presented audited financial statements for the period from inception through June 30,
2005, with no separate audited financial statements being presented for your fiscal year-end, March 31, 2005. We continue to request that you revise your financial statements and audit report thereon to include all financial statements required by Items 310(a) and 310(b)
of Regulation S-B. In addition, please note that any financial statements covered by an audit report should not include the term "unaudited" on the statement. This should only be included in statements that have not been audited by your independent registered public accounting firm.

Statement of Cash Flows, page 27

6. The cumulative amounts reported for the period from February
23,
2005 (date of inception) through June 30, 2005 for cash used in operating activities does not foot. Please revise the statement as appropriate.

Note 3.  Mineral Property, page 31

7. We note your response to prior comment 14. You state that you made the $2,500 payment on March 29, 2005. In Note 3, you state that the agreement to acquire the mineral rights was on April 5, 2005. Based on your previous filings, it appears that you have recorded the full effect of the mineral property rights acquisition as of March 31, 2005. Please tell us why you believe it is appropriate to record the full transaction as of March 31, 2005 when the agreement to acquire the mineral property rights was not entered into until April
5, 2005.

Unaudited Financial Statements as of September 30, 2005

Statement of Cash Flows, page 35

8. Please refer to prior comment 11. It does not appear that you have fully addressed our prior comment. We note that you have made the appropriate changes to your June 30, 2005 financial statements;
however, it does not appear that you have addressed this comment as it relates to the cumulative amounts for the period from February 23,
2005 (date of inception) through September 30, 2005. Please revise to address our previous comment.

Note 2 - Significant Accounting Policies, page 37

Mineral Property Costs, page 38

9. Please refer to prior comment 12. It does not appear that you have fully addressed our prior comment. We note that you have made the appropriate changes to the footnotes to the June 30, 2005 financial statements, however, it does not appear that you have revised your disclosure in the September 30, 2005 unaudited financial statements. Please revise to address our previous comment.

Note 3 - Mineral Property, page 39

10. Please refer to prior comments 13 and 15. It does not appear that you have fully addressed our prior comment. We note that you have made revisions to the footnotes to the June 30, 2005 financial statements, however, it does not appear that you have revised your disclosure in the September 30, 2005 unaudited financial statements.
Please revise to address our previous comment.

Exhibit 5.1 - Legality Opinion

11. We note your response to comment 16 in your letter dated
December
30, 2005. Please file the opinion with the requested consent as an exhibit to your next amendment.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Burton at (202) 551-3626, or Kevin
Vaughn
at (202) 551-3643, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim
Buchmiller at (202) 551-3635 or me at (202) 551-3800 with
questions
regarding our comments on any other part of your filing.

	Sincerely,



	Russell Mancuso
	Branch Chief
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Steven Cozine
Zandaria Ventures Inc.
January 20, 2006
Page 5